Exhibit 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2006	2005	2006	2005

Income from continuing operations before income taxes	$1,344	$1,294	$2,682	$2,482
Interest	78	70	154	141
Portion of rentals deemed to be interest	17	15	35	30

Income available for fixed charges	$1,439	$1,379	$2,871	$2,653

Fixed charges:
Interest	$78	$70	$154	$141
Portion of rentals deemed to be interest	17	15	35	30

Total fixed charges	95	85	189	171
Preferred stock dividend requirements	2	2	4	5

Total fixed charges and preferred stock dividend requirements	$97	$87	$193	$176

Ratio of earnings to fixed charges	15.22	16.22	15.23	15.51

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	14.92	15.85	14.93	15.07

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.